EXHIBIT 4.14
DESCRIPTION OF THE REGISTRANT’S SECURITIES REGISTERED PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934
As of February 20, 2020, Camden Property Trust (the “Company,” “us” or “we”) has one class of securities, our common shares of beneficial interest, registered under Section 12 of the Securities Exchange Act of 1934, as amended.
General
Our declaration of trust provides we may issue up to 185,000,000 shares of beneficial interest, consisting of 175,000,000 common shares and 10,000,000 preferred shares.
Holders of common shares are entitled to one vote per share. There is no cumulative voting in the election of trust managers. The board may declare dividends on common shares in its discretion if funds are legally available for those purposes. On liquidation, common shareholders are entitled to receive pro rata any of our remaining assets, after we satisfy or provide for the satisfaction of all liabilities and obligations on our preferred shares, if any. Common shareholders do not have preemptive rights to subscribe for or purchase any of our capital shares or any other of our securities, except as may be granted by the board.
Restrictions on Ownership
In order for us to qualify as a real estate investment trust (a “REIT”), under the Internal Revenue Code of 1986, as amended (the “Code”), not more than 50% in value of our outstanding capital shares may be owned, directly or indirectly, by five or fewer individuals or entities during the last half of a taxable year. In addition, our capital shares must be beneficially owned by 100 or more persons during at least 335 days of a taxable year of 12 months, or during a proportionate part of a shorter taxable year.
Because our board believes it is essential for us to continue to qualify as a REIT, our declaration of trust provides, in general, no holder may own, or be deemed to own by virtue of the attribution provisions of the Code, more than 9.8% of our total outstanding capital shares. Any transfer of shares will not be valid if it would:

•	create a direct or indirect ownership of shares in excess of 9.8% of our total outstanding capital shares;

•	result in shares being owned by fewer than 100 persons;

•	result in our being “closely held” within the meaning of Section 856(h) of the Code; or

•	result in our disqualification as a REIT.
If any person or entity owns or is deemed to own more than 9.8% of our total outstanding capital shares, the shares exceeding this ownership limit will automatically be deemed to be transferred to us. We will act as trustee of a trust for the exclusive benefit of the transferees to whom these shares may ultimately be transferred without violating the 9.8% ownership limit. While in trust, these shares will not be entitled to participate in dividends or other distributions and, except as required by law, will not be entitled to vote. We will have the right, for a period of 90 days during the time any securities are held by us in trust, to purchase all or any portion of these securities from the original shareholder at the lesser of the price paid for the shares and the market price of the shares on the date we exercise our option to purchase. All certificates representing capital shares will bear a legend referring to the restrictions described above.
These restrictions on ownership may have the effect of precluding acquisition of control unless the board and shareholders determine that maintenance of REIT status is no longer in our best interests.

Shareholder Liability
Our declaration of trust provides that no shareholder will be personally or individually liable in any manner whatsoever for any debt, act, omission or obligation incurred by us or our board. A shareholder will be under no obligation to us or to our creditors with respect to such shares, other than the obligation to pay to us the full amount of the consideration for which such shares were issued or to be issued. By statute, the State of Texas provides limited liability for shareholders of a REIT organized under the Texas Business Organizations Code .
Transfer Agent and Registrar
American Stock Transfer & Trust Company or its successor is the transfer agent and registrar for our common shares.